Exhibit 8.1

Subsidiaries

Legal Name	Place of Incorporation	Doing Business As	Ownership %[1]
Lan Argentina S.A.	Argentina	Lan Argentina	90%
Aircraft International Leasing Limited	Bahamas	AILL	100%
Lan Cargo Overseas Services Limited	Bahamas	Lan Cargo Overseas	100%
Aerolinhas Brasileras S.A.	Brazil	ABSA	73.3%
Perdiz Leasing Ltd.	Cayman Islands	Perdiz	100%
Inmobiliaria Aeronáutica S.A.	Chile	Inmobiliaria Aeronáutica	100%
Inversiones Lan S.A.	Chile	Inverlan	99.7%
Lan Cargo S.A.	Chile	Lan Chile Cargo	99.89%
Lan Pax Group S.A.	Chile	Lan Pax Group	100%
Transporte Aéreo S.A.	Chile	LanExpress	99.99%
Aerolane, Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	Lan Ecuador	71.95%
Aerotransporte Mas de Carga S.A.	Mexico	Mas Air	69.15%
Lan Perú S.A.	Peru	Lan Perú	70%
Línea Aérea Carguera de Colombia	Colombia	LANCO	100%

[1]	Percentage of equity owned by Lan Airlines S.A. directly or indirectly through subsidiaries or affiliates